UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

On November 24, 2009, CorpBanca sent to the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or the SVS) a notice disclosing as a material event the results of its extraordinary board of directors meeting held on November 24, 2009 in reliance on the Extraordinary General Shareholders’ Meeting held on October 15, 2009 with respect to the issuance of 5,672,732,264 of its shares in a preferred offering. An unofficial English language translation of the notice is attached hereto as Exhibit 99.1.

On November 26, 2009, CorpBanca published in the Chilean newspaper Diario La Tercera an announcement with respect to the commencement of its preferred offering. An unofficial English language translation of the notice is attached hereto as Exhibit 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/S/ MARIO CHAMORRO
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: November 30, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Unofficial English language translation of CorpBanca’s notice to the SVS dated November 24, 2009.

99.2	Unofficial English language translation of CorpBanca’s notice in the Chilean newspaper Diario La Tercera dated November 26, 2009.